Exhibit 99.1
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2019 and September 30, 2020	F-2
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2019 and 2020	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity for the nine months ended September 30, 2019 and 2020	F-6
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2020	F-7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-9

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
			Note 2(d)
ASSETS
Current assets:
Cash and cash equivalents	173,328	77,975	11,484
Time deposits	1,325,737	817,475	120,401
Short-term investments	121,126	237,418	34,968
Accounts receivable, net	200,675	334,329	49,241
Inventories, net	73,225	91,938	13,541
Amounts due from NetEase Group	14,930	5,728	844
Prepayment and other current assets	120,891	200,584	29,544

Total current assets	2,029,912	1,765,447	260,023

Non-current assets:
Property and equipment, net	24,551	39,488	5,816
Operating lease right-of-use assets, net	23,873	83,463	12,293
Other assets, net	8,128	26,776	3,943

Total non-current assets	56,552	149,727	22,052

Total assets	2,086,464	1,915,174	282,075

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payables	62,675	119,175	17,553
Payroll payable	94,488	97,045	14,293
Amounts due to NetEase Group	48,126	38,116	5,614
Contract liabilities	456,805	1,065,563	156,940
Taxes payable	25,977	35,501	5,229
Accrued liabilities and other payables	192,643	583,497	85,940
Short-term loans from NetEase Group	878,000	878,000	129,315

Total current liabilities	1,758,714	2,816,897	414,884

Non-current liabilities:
Long-term lease liabilities	21,206	65,279	9,615
Other non-current liabilities	5,517	4,394	647

Total non-current liabilities	26,723	69,673	10,262

Total liabilities	1,785,437	2,886,570	425,146

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
			Note 2(d)
Contingencies (Note 14)
Shareholders’ equity/(deficit):
Class A ordinary shares (US$0.0001 par value, 200,000,000 shares authorized; 22,635,396 shares issued and outstanding as of December 31, 2019; 24,622,785 shares issued and outstanding as of September 30, 2020)	16	17	3
Class B ordinary shares (US$0.0001 par value, 100,000,000 shares authorized, 89,132,360 shares issued and outstanding as of December 31, 2019 and September 30, 2020)	56	56	8
Additional paid-in capital	2,232,841	2,284,677	336,497
Accumulated deficit	(1,920,081)	(3,225,116)	(475,008)
Accumulated other comprehensive loss	(14,527)	(33,993)	(5,007)
Statutory reserves	1,786	1,786	263
Noncontrolling interests	936	1,177	173

Total shareholders’ equity/(deficit)	301,027	(971,396)	(143,071)

Total liabilities and shareholders’ equity/(deficit)	2,086,464	1,915,174	282,075

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Amounts in thousands, except for share and per share data)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
			Note 2(d)
Net revenues: (include transactions with related parties of RMB29,100 and RMB23,639 for the nine months ended September 30, 2019 and 2020, respectively)
Learning services	454,980	1,423,025	209,589
Online marketing services	354,494	335,047	49,347
Learning products	84,977	302,647	44,575

Total net revenues	894,451	2,060,719	303,511

Cost of revenues: (include transactions with related parties of RMB24,597 and RMB83,337 for the nine months ended September 30, 2019 and 2020, respectively)
Learning services	(341,558)	(673,331)	(99,171)
Online marketing services	(246,224)	(246,146)	(36,253)
Learning products	(58,477)	(212,425)	(31,287)

Total cost of revenues	(646,259)	(1,131,902)	(166,711)

Gross profit	248,192	928,817	136,800

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB9,902 and RMB8,832 for the nine months ended September 30, 2019 and 2020, respectively)	(417,111)	(1,892,237)	(278,696)
Research and development expenses (include transactions with related parties of RMB14,234 and RMB18,168 for the nine months ended September 30, 2019 and 2020, respectively)	(186,113)	(296,513)	(43,672)
General and administrative expenses (include transactions with related parties of RMB3,467 and RMB10,787 for the nine months ended September 30, 2019 and 2020, respectively)	(41,856)	(93,080)	(13,709)

Total operating expenses	(645,080)	(2,281,830)	(336,077)

Loss from operations	(396,888)	(1,353,013)	(199,277)
Interest (expense)/income, net (include interest expenses charged by related party of RMB22,379 and RMB23,369 for the nine months ended September 30, 2019 and 2020, respectively)	(16,433)	(1,518)	(224)
Others, net	17,192	51,547	7,592

Loss before tax	(396,129)	(1,302,984)	(191,909)
Income tax expenses	(2,441)	(2,434)	(358)

Net loss	(398,570)	(1,305,418)	(192,267)
Net (income)/loss attributable to noncontrolling interests	(935)	383	56

Net loss attributable to the Company	(399,505)	(1,305,035)	(192,211)
Accretions of convertible redeemable preferred shares to redemption value	(32,209)	—	—

Net loss attributable to ordinary shareholders of the Company	(431,714)	(1,305,035)	(192,211)

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands, except for share and per share data)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
			Note 2(d)
Net loss	(398,570)	(1,305,418)	(192,267)
Other comprehensive income:
Foreign currency translation adjustment	55	(19,466)	(2,867)

Total other comprehensive income/(loss)	55	(19,466)	(2,867)

Total comprehensive loss	(398,515)	(1,324,884)	(195,134)
Comprehensive (income)/loss attributable to noncontrolling interests	(935)	383	56

Comprehensive loss attributable to the Company	(399,450)	(1,324,501)	(195,078)
Accretions of convertible redeemable preferred shares to redemption value	(32,209)	—	—

Comprehensive loss attributable to ordinary shareholders of the Company	(431,659)	(1,324,501)	(195,078)

Net loss per ordinary share/ADS
Basic	(4.69)	(11.60)	(1.71)
Diluted	(4.69)	(11.60)	(1.71)
Weighted average number of ordinary shares/ADSs
Basic	92,000,000	112,517,299	112,517,299
Diluted	92,000,000	112,517,299	112,517,299
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands, except for share data)

	Pre-IPO ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Non-controlling interests	Total shareholders’ (deficit)/ equity
	Shares	Amount RMB	Shares	Amount RMB	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	92,000,000	58	—	—	—	—	138,024	292	(1,281,191)	496	888	(1,141,433)
Net loss	—	—	—	—	—	—	—	—	(399,505)	—	935	(398,570)
Share-based compensation expenses	—	—	—	—	—	—	5,498	—	—	—	—	5,498
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	55	—	55
Deemed contribution related to acquisition of businesses under common control	—	—	—	—	—	—	69,603	—	—	—	—	69,603
Accretions of convertible redeemable preferred shares	—	—	—	—	—	—	—	—	(32,209)	—	—	(32,209)

Balance as of September 30, 2019	92,000,000	58	—	—	—	—	213,125	292	(1,712,905)	551	1,823	(1,497,056)

Balance as of January 1, 2020	—	—	22,635,396	16	89,132,360	56	2,232,841	1,786	(1,920,081)	(14,527)	936	301,027
Net loss	—	—	—	—	—	—	—	—	(1,305,035)	—	(383)	(1,305,418)
Issuance of ordinary shares pursuant to incentive plans	—	—	1,987,389	1	—	—	26,995	—	—	—	—	26,996
Share-based compensation expenses	—	—	—	—	—	—	26,901	—	—	—	—	26,901
Deemed distribution to NetEase	—	—	—	—	—	—	(2,060)	—	—	—	—	(2,060)
Noncontrolling interests arising from business combination	—	—	—	—	—	—	—	—	—	—	624	624
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(19,466)	—	(19,466)

Balance as of September 30, 2020	—	—	24,622,785	17	89,132,360	56	2,284,677	1,786	(3,225,116)	(33,993)	1,177	(971,396)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
			Note 2(d)
Cash flows from operating activities:
Net loss	(398,570)	(1,305,418)	(192,267)
Depreciation and amortization	7,328	11,320	1,667
Share-based compensation	5,498	26,901	3,962
Fair value changes of short-term investments	(800)	(3,292)	(485)
Provision for allowance for doubtful accounts	22	9,794	1,443
Reversal of inventory allowance	—	(3,162)	(466)
Loss on disposal of property and equipment	173	3	—
Unrealized exchange (gain)/loss	(4,179)	3,843	566
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(84,933)	(143,224)	(21,095)
Inventories	(28,983)	(15,551)	(2,290)
Prepayment and other current assets	(61,022)	(79,712)	(11,740)
Amounts due from NetEase Group	(3,721)	9,202	1,355
Operating lease right-of-use assets	565	6,742	993
Other assets	660	(2,150)	(317)
Contract liabilities	166,080	608,758	89,660
Accounts payables	12,954	56,500	8,322
Payroll payable	(25,482)	2,501	368
Taxes payable	5,460	9,517	1,402
Accrued liabilities and other payables	72,186	392,093	57,749
Amounts due to NetEase Group	(3,204)	(12,070)	(1,778)
Long-term lease liabilities	(2,902)	(22,259)	(3,278)
Other non-current liabilities	—	(1,123)	(165)

Net cash used in operating activities	(342,870)	(450,787)	(66,394)

Cash flows from investing activities:
Purchases of short-term investments	(62,000)	(578,000)	(85,130)
Proceeds of maturities of short-term investments	106,882	465,000	68,487
Placements of time deposits	(251,734)	(20,663)	(3,043)
Proceeds from maturities of time deposits	498,292	510,239	75,150
Cash paid for business combination, net of cash acquired (Note 4)	—	(6,398)	(942)
Purchase of intangible assets	(29)	—	—
Purchases of property and equipment	(13,694)	(20,947)	(3,085)
Proceeds from disposal of property and equipment	1,667	192	28
Payment for equity investment	—	(8,500)	(1,252)

Net cash provided by investing activities	279,384	340,923	50,213

YOUDAO, INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)
(Amounts in thousands)

	For the nine months ended September 30,
	2019	2020
	RMB	RMB	US$
			Note 2(d)
Cash flows from financing activities:
Funding from NetEase Group	75,643	—	—
Payment of offering expenses	(811)	(7,909)	(1,165)
Proceeds from issuance of ordinary shares pursuant to incentive plans	—	27,043	3,983

Net cash provided by financing activities	74,832	19,134	2,818

Effect of exchange rate changes on cash and cash equivalents	1,805	(4,623)	(681)

Net increase/(decrease) in cash and cash equivalents	13,151	(95,353)	(14,044)
Cash and cash equivalents at beginning of the period	41,738	173,328	25,528

Cash and cash equivalents at end of the period	54,889	77,975	11,484

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	3,057	5,550	817
Cash paid for interest expenses	26,205	27,298	4,021
Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	32,209	—	—
Changes in accrued liabilities and other payables related to property and equipment addition	—	6,614	974
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except for share and per share data unless otherwise stated)
1. Operations and Reorganization
Principal activities and reorganization
Youdao, Inc. (“Youdao” or the “Company”) was incorporated in the Cayman Islands on November 27, 2014. Youdao, Inc., its subsidiaries and consolidated variable interest entities (“VIEs”), together are referred to as “the Group” or “Youdao Group”. NetEase, Inc. (the “Parent” or “NetEase”) and its subsidiaries and consolidated VIEs, other than the Company and its subsidiaries and VIEs, are collectively referred to herein as the “NetEase Group”.
The Group provides a variety of learning content, applications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services and products as well as online marketing services. The learning services mainly include online courses, fee-based
premium services and others.
As of September 30, 2020, the Company’s major subsidiaries and consolidated VIE, are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Limited	Hong Kong, China, 2016	100%	Holding company
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical support to the VIEs
NetEase Langsheng (Beijing) Technology Development Co., Ltd. (“Youdao Langsheng”)	Beijing, China, 2017	85%	Providing consulting services
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical support to the VIEs
VIE
Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services
Reorganization
The Group started its business in 2006, through Youdao Information. Since the date of inception, Youdao Information was substantially owned by the NetEase Group and several employees and former employees of the Group, as noncontrolling shareholders, including Feng Zhou, Chief Executive Officer of the Company.
In May 2019, the Group acquired certain education businesses, including NetEase Cloud Classroom, China University MOOC and NetEase KADA from NetEase Group. Since these businesses were controlled by NetEase both before and after the acquisition, this transaction was accounted for as a business combination under common control. In accordance with ASC 805, Business Combination, the consolidated financial statements of the Company were retrospectively adjusted to reflect the results of the acquired businesses as if they had been acquired throughout the periods presented.
Basis of presentation for the Reorganization
There was no change in the basis of presentation of the financial statement resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts.
The Group has been operating as separated entities since inception, the allocation from NetEase Group for the expenses incurred by NetEase Group but related to the Group was not material. For the nine months ended September 30, 2019 and 2020, the allocation was related to the share-based compensation expenses from award plan of NetEase Group, amounting to RMB3,183 and RMB2,177, respectively (Note 11).

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

1. Operations and Reorganization (Continued)

Liquidity
The Group incurred net losses of RMB398.6 million and RMB1.3 billion for the nine months ended September 30, 2019 and 2020, respectively. Net cash used in operating activities was RMB342.9 million and RMB450.8 million for the nine months ended September 30, 2019 and 2020, respectively. Accumulated deficit was RMB3.2 billion as of September 30, 2020. As of September 30, 2020, the Group was in a net current liability position of RMB1.1 billion. The Group assesses its liquidity by its ability to generate cash from operating activities and attract additional capital and/or finance funding.
Historically, the Group has relied principally on both operational sources of cash and non-operational
sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and NetEase Group will continue to provide financial support in the next twelve months from the date of this financial statements. Refer to Note 15 for details of the Group’s relationship with NetEase Group for financing activities. In October 2019, the Company has completed its IPO on the NYSE and the CPP to certain investment funds managed by Orbis Investment Management Limited, raising the net proceeds of US$88.2 million (or equivalent to RMB621.9 million) and US$125.0 million (or equivalent to RMB881.7 million), respectively. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents, time deposits, short-term investments and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.
2. Summary of Significant Accounting Policies
(a) Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation
S-X.
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position, results of operations and cash flows as of September 30, 2020 and for the nine months ended September 30, 2019 and 2020. The consolidated balance sheet at December 31, 2019 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2019. Results for the nine months ended September 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(b) Principles of consolidation
Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.
A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.
All significant intercompany balances and transactions within the Group have been eliminated upon consolidation.
(c) Use of estimates
The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes.
Significant accounting estimates include, but are not limited to, determination of the learning period of students, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares, valuation, recognition of share-based compensation expenses and allowance for doubtful accounts including expected credit losses. Actual results could differ from those estimates and such differences may be material to the unaudited interim condensed consolidated financial statements.
(d) Convenience translation
Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of operation and comprehensive loss and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the nine months ended September 30, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.7896, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on September 30, 2020, or at any other rate.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(e) Revenue recognition
The Group adopted ASC 606,
Revenue from Contracts with Customers
(“ASC 606”), for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and value added tax (“VAT”).
Disaggregation of net revenues
For the nine months ended September 30, 2019 and 2020, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Learning services	454,980	1,423,025

Online courses services	391,622	1,317,440
Fee-based premium services	63,358	105,585
Online marketing services	354,494	335,047
Learning products	84,977	302,647

Total net revenues	894,451	2,060,719

Contract balances
Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.
Allowance for doubtful accounts/expected credit losses
The Group closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable
amounts for periods prior to January 1, 2020. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Accounts receivables balances are written off when they are determined to be uncollectible. From January 1, 2020, the Group’s accounts receivables are subject to the measurement of credit losses within the scope of ASC Topic 326. Accounts receivable consist primarily of receivables from payment channels, advertising customers, and receivables from distribution channels. The Group has identified the relevant risk characteristics of its customers which include size, type of the services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, current economic conditions, future economic conditions (external data and macroeconomic factors) and changes in the Group’s customer collection trends.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)
(e) Revenue recognition (Continued)
Contract balances (Continued)

Contract liabilities
Contract liabilities refer to the deferred revenue and refund liability.
Deferred revenue is relating to the learning tuition, online marketing services and fee-based premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2019 and January 1, 2020 amounted to RMB163,280 and RMB426,470, respectively.
As of September 30, 2020, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB1,045.3 million which includes deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize all this balance as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.
Refund liability represents the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liability is estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2019 and September 30, 2020. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.
(f) Business combinations
The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805,
Business Combinations
. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded on the consolidated statements of operations and comprehensive loss.
For the Company’s majority-owned subsidiaries and consolidated VIEs, noncontrolling interests are recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company.
If a business combination is under common control, the acquired assets and liabilities are recognized at their historical book value. The consolidated financial statements include the results of the acquired entities from the earliest date presented or, if more recent, from the date when the entities first came under common control, regardless of the date of the combination. Consolidated financial statements for prior years would also be retrospectively adjusted for periods during which the entities were under common control.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

2. Summary of Significant Accounting Policies (Continued)

(g) Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable assets acquired and the liabilities assumed in business combinations.
Goodwill is not amortized but is tested for impairment at the reporting unit level on an annual basis as of December 31, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under ASC
350-20-35,
the Group has the option to choose whether it will apply the qualitative assessment first and then the quantitative assessment, if necessary, or to apply the quantitative assessment directly. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than its carrying amount. The quantitative impairment test is comparing the fair value of the reporting unit with its carrying amount. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
(h) Recently adopted accounting pronouncements
In June 2016, the FASB issued of ASU
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326)
, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. The Group adopted the new standard effective January 1, 2020 on a modified retrospective basis and did not restate comparative periods. The impact of adopting the new standard was not material to the unaudited interim condensed consolidated financial statements.
In January 2017, the FASB issued ASU
No. 2017-04,
Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment
, the guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The Group adopted the new standard beginning January 1, 2020 on a prospective basis with no material impact on the unaudited interim condensed consolidated financial statements.
3. Concentration and Risks
Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and short-term investments. As of September 30, 2020, substantially all of the Group’s cash and cash equivalents, time deposits and short-term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

3. Concentration and Risks (Continued)

There was no customer individually account for more than 10% of the total net revenues for the nine months ended September 30, 2019 and 2020, respectively. There was one instructor and two instructors, through whom the Company’s net learning services and products revenue earned was more than 10% of the Company’s net learning services and products revenue for the nine months ended September 30, 2019 and 2020, respectively.
4. Business Combination
In June 2020, the Group acquired 92.5% equity interest of a private company, which primarily provides kids programming courses to its users, with cash consideration of RMB7,700. Total consideration was paid by the Group in July 2020. The Group began to consolidate its financial statements from June 2020 and the remaining 7.5% equity interest was recognized as noncontrolling interests on the balance sheet upon the acquisition date. The goodwill was allocated to learning services and products segment and was recognized in other assets. Consideration for this transaction was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

As of acquisition date
RMB
Consideration	7,700
Noncontrolling interests	624

Total	8,324

Cash and cash equivalents	1,302
Other tangible assets	156
Liabilities assumed	(72)
Goodwill	6,938

Total	8,324

The acquisition above did not have a material impact on the Group’s unaudited interim condensed consolidated financial statements, and, therefore, pro forma disclosures have not been presented.
5. Accounts Receivable, Net
The following is a summary of accounts receivable as of December 31, 2019 and September 30, 2020:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Accounts receivable, net:
Accounts receivable	202,953	346,326
Allowance for doubtful accounts /expected credit losses:
Balance at the beginning of year	(799)	(2,278)
Additional provision charged to expenses	(1,897)	(9,719)
Write-off	418	—
Balance at the end of year/period	(2,278)	(11,997)

	200,675	334,329

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

6. Prepayment and Other Current Assets
The following is a summary of prepayment and other current assets as of December 31, 2019 and September 30, 2020:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Deferred expenses for learning services	48,185	45,238
Prepayment for value-added taxes	18,034	36,739
Prepayment for promotion fees	20,777	27,879
Deferred charges	12,472	27,545
Interest receivable	6,252	17,893
Prepaid sales commission	—	12,098
Prepayment for rental expenses	1,237	7,215
Prepayment for content fees	3,201	3,036
Others	10,733	22,941

Total	120,891	200,584

7. Property and Equipment, Net
Property and equipment, net as of December 31, 2019 and September 30, 2020 are as follows:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Servers and computers	53,428	71,260
Leasehold improvements	1,645	6,564
Furniture, fixtures and office equipment	3,259	3,786

Total	58,332	81,610
Less: accumulated depreciation	(33,781)	(42,122)

Net book value	24,551	39,488

Depreciation expenses recognized for the nine months ended September 30, 2019 and 2020 were RMB7,288 and RMB11,278, respectively.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

8. Taxes Payable
The following is a summary of taxes payable as of December 31, 2019 and September 30, 2020:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Withholding individual income taxes for employees	5,679	29,580
VAT payable	10,925	1,021
Enterprise income taxes payable	7,952	4,822
Others	1,421	78

Total	25,977	35,501

As of September 30, 2020, there was approximately RMB18,809 included in the balance of withholding individual income taxes for employees due to the exercise of their options under the Company’s incentive plan, which was paid in October 2020.
9. Accrued Liabilities and Other Payables
The following is a summary of accrued liabilities and other payables as of December 31, 2019 and September 30, 2020:

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Accrued marketing expenses	43,765	260,210
Accrued liabilities for learning services and online marketing services	85,598	119,591
Accrued outside labor service fee	10,488	59,082
Accrued administrative expenses	7,846	26,014
Accrued technical expenses	8,960	23,843
Deferred government grant	—	23,342
Operating lease liabilities-current portion	4,166	19,457
Warehousing and logistics fees	3,469	10,498
Accrued professional fee	18,334	10,474
Payables for property and equipment	—	6,614
Deposits payable to service providers	2,542	1,981
Others	7,475	22,391

Total	192,643	583,497

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

10. Others, Net

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Value-added tax exemption due to the COVID-19	—	29,469
Government grants	10,928	25,333
Fair value changes of short-term investments	836	7,119
Foreign exchange gain/(loss)	5,724	(8,182)
Others	(296)	(2,192)

Total	17,192	51,547

Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of
COVID-19
issued by Ministry of Finance and SAT, and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply, due to the
COVID-19,
the VAT from providing daily life services will be exempted starting on January 1, 2020 until December 31, 2020. During the nine months ended September 30, 2020, the Company recognized RMB29,469 in other income arising from the VAT exemption according to the Tax Polices.
11. Share-based Compensation
The table below sets forth the allocation of share-based compensation expenses:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Research and development expenses	1,061	11,577
General and administrative expenses	2,302	7,658
Cost of revenues	1,447	3,876
Sales and marketing expenses	688	3,790

Total	5,498	26,901

NetEase Plan
(a) Description of restricted share units plan
In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants (the “2009 RSU Plan”). NetEase has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.
In October 2019, NetEase adopted a 2019 restricted share unit plan (the “2019 Plan”) for its employees, directors and others. The 2019 Plan has a ten-year
term and a maximum number of 322,458,300 ordinary shares available for issuance pursuant to all awards under the plan.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

11. Share-based Compensation (Continued)
NetEase Plan (Continued)

(b) Share-based compensation expenses
NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.
The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB3,183 and RMB2,177 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in
capital, for the nine months ended September 30, 2019 and 2020, respectively.
Youdao Plan
(a) Description of share incentive plan
On February 3, 2015, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2015 Share Incentive Plan” or “2015 Plan”). The 2015 Plan was adopted in February 2015 and became effective for a term of ten years unless sooner terminated, initially 8,000,000 ordinary shares of the Company was reserved. In April 2018, the Company further reserved an additional 2,222,222 ordinary shares for the 2015 Plan, which resulted in the total number of ordinary shares reserved under the 2015 Plan to be 10,222,222.
(b) Valuation
The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the nine months ended September 30, 2019 and 2020 is estimated on the date of grant using the following assumptions:

	For the nine months ended September 30,
	2019	2020
Expected volatility	46.50%-46.90%	48.90%-52.20%
Expected dividends yield	0%	0%
Risk-free interest rate	2.10%-2.60%	0.30%-1.69%
Expected term (in years)	6	6
Fair value of underlying ordinary share (US$)	6.35-7.29	16.00-42.31
The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has not declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

11. Share-based Compensation (Continued)
Youdao Plan (Continued)
(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the nine months ended September 30, 2019 and 2020:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2019	6,991	2.13	3.40	29,468
Granted	2,072	3.50
Forfeited	(626)	2.52

Outstanding as of September 30, 2019	8,437	2.44	3.30	40,906

Outstanding as of January 1, 2020	8,329	2.43	3.06	97,000
Granted	888	4.00
Exercised	(1,987)	1.93
Forfeited	(247)	2.89

Outstanding as of September 30, 2020	6,983	2.76	2.98	161,159

Vested and exercisable as of September 30, 2019	—	—
Vested and exercisable as of September 30, 2020	3,156	2.12	1.70	74,874
The weighted average grant date fair value of share options granted during the nine months ended September 30, 2019 and 2020 were US$4.12 and US$23.37 per share
, respectively. The total fair value of options vested during the nine months ended September 30, 2019 and 2020 were nil and RMB11,536 (US$1,699), respectively.
Under the option plan, options are only exercisable subject to the grantee’s continuous service and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. As the effectiveness of an IPO was not within the control of the Company, it was not deemed probable to occur for accounting purposes until the effective date of the IPO which was on October 24, 2019. Therefore, for the nine months ended September 30, 2019, no compensation expenses were recorded for the share options granted to the Group’s employees. As of September 30, 2020, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$16,049 (RMB108,966) and is expected to be recognized through the remaining vesting period of each grant. As of September 30, 2020, the weighted average remaining vesting period was 2.47 years.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

12. Net Loss per Share
The following table sets forth the computation of basic and diluted net loss per share for the nine months ended September 30, 2019 and 2020:

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Numerator:
Net loss	(398,570)	(1,305,418)
Net (income)/loss attributable to noncontrolling interests	(935)	383
Accretions of preferred shares to redemption value	(32,209)	—

Net loss attributable to ordinary shareholders of the Company	(431,714)	(1,305,035)

Denominator:
Weighted average number of ordinary shares/ADSs outstanding, basic	92,000,000	112,517,299
Weighted average number of ordinary shares/ADSs outstanding, diluted	92,000,000	112,517,299
Net loss per share/ADS, basic	(4.69)	(11.60)

Net loss per share/ADS, diluted	(4.69)	(11.60)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares/ADS outstanding during the period.
6,814,815 preferred shares and options for the purchase of 8,436,900 ordinary shares as of September 30, 2019, and options for the purchase of 6,637,830 ordinary shares as of September 30, 2020, respectively, were excluded from the computation of diluted net loss per share for the periods then ended because of their anti-dilutive effect.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

13. Financial Instruments
Fair value
The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2019 and September 30, 2020:

	Fair value measurements
	Total	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)
	RMB	RMB	RMB
As of December 31, 2019
Time deposits	1,325,737	1,325,737	—
Short-term investments	121,126	—	121,126

Total	1,446,863	1,325,737	121,126

As of September 30, 2020
Time deposits	817,475	817,475	—
Short-term investments	237,418	—	237,418

Total	1,054,893	817,475	237,418

The rates of interest under the loan agreements from NetEase Group with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.
14. Contingencies
Litigation
From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of September 30, 2020.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Related Party Transactions
During the nine months ended September 30, 2019 and 2020, other than disclosed elsewhere, the Company had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control
(a) Transactions with related parties

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Services and products provided to NetEase Group
Learning services provided to NetEase Group	1,494	3,492
Learning products provided to NetEase Group	7,118	6,362
Online marketing services provided to NetEase Group	20,488	13,785
Services and products purchased from NetEase Group
Services purchased from NetEase Group	52,200	121,124
Fixed assets and inventories purchased from NetEase Group	18,222	1,843
Loan related transactions
Interest expenses on short-term loans from NetEase Group	22,379	23,369
Equity related transactions
Deemed contribution related to acquisition of businesses under common control (Note 1)	69,603	—
Share-based compensation under NetEase Plan	3,183	2,177
Deemed distribution to NetEase	—	2,060
Learning services provided to NetEase Group mainly refer to the translation services provided to the entities within NetEase Group.
Learning products provided to NetEase Group mainly refer to the arrangements where entities within NetEase Group acts as the distributor to sell smart devices, the revenues of which are recognized upon the delivery to the customer.
Online marketing services provided to NetEase Group mainly refer to the performance-based advertising arrangement provided to the entities within NetEase Group to promote their own services and products.
Service purchased from NetEase Group mainly consists of the human resource which the employees are with employment contracts with the entities within NetEase Group but provide services to the Group, office leasing and purchase of server custody service.
Deemed contribution related to acquisition of businesses under common control represents a contribution from NetEase Group.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

15. Related Party Transactions (Continued)

(b) Balances with related parties

	As of
	December 31,	September 30,
	2019	2020
	RMB	RMB
Amounts due from NetEase Group	14,930	5,728
Amounts due to NetEase Group	48,126	38,116
Short-term loans from NetEase Group	878,000	878,000
Short-term loans as of December 31, 2019 and September 30, 2020 amounted to RMB878,000, respectively, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the nine months ended September 30, 2019 and 2020 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB22,379 and RMB23,369 for the nine months ended September 30, 2019 and 2020, respectively.
16. Segment Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.
The Group reports two reportable segments-learning services and products and online marketing services. The Group currently does not allocate operating expenses or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments.

YOUDAO, INC.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)
(Amounts in thousands, except for share and per share data unless otherwise stated)

16. Segment Information (Continued)

The table below provides a summary of the Group’s segment results for the nine months ended September 30, 2019 and 2020.

	For the nine months ended September 30,
	2019	2020
	RMB	RMB
Net revenues
Learning services and products	539,957	1,725,672
Online marketing services	354,494	335,047

Total net revenues	894,451	2,060,719

Cost of revenues
Learning services and products	400,035	885,756
Online marketing services	246,224	246,146

Total cost of revenues	646,259	1,131,902

Gross margin
Learning services and products	26%	49%
Online marketing services	31%	27%
Total gross margin	28%	45%